03011736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 52713

SEC MAIL RECEIVED PROCESSING SECTION MAR 31 2003 WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Caris & Company, Inc. (formerly American Option Services, Inc.)

Official Use Only
104235
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1525
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert — 312/939-7010 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name – if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Caris & Company, Inc., as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President

Title

Subscribed and sworn to before me this 24th Day of March 2003 in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2002

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2002

Contents

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Caris & Company, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Caris & Company, Inc. (formerly American Option Services, Inc.) and schedule of investments as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caris & Company, Inc. (formerly American Option Services, Inc.)., as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules, on pages 10 through 14 inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission and the rules of the Commodity Futures Trading Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
March 24, 2003

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$	99,489
Cash on deposit with other broker-dealers		389,964
Securities owned, at market value (cost-$106,026)		92,263
Accounts receivable		81,575
Receivable from stockholder		86,141
Security deposit		8,333
Automobile, furniture & equipment, (net of accumulated depreciation of $56,080)		18,095
Other assets		150
Total assets	$	776,012

Liabilities and Stockholders' Equity

Liabilities:		
Compensation and benefits payable	$	190,694
Accounts payable and accrued expenses		35,592
Loan payable		12,386
Total liabilities	$	238,672
Stockholders' Equity:		
Common stock - at stated value; authorized, issued and outstanding 10,000 and 5,000 shares, respectively	$	767,000
Retained (deficit)		(168,659)
Total	$	598,341
Less: subscriptions receivable		(61,000)
Total stockholders' equity	$	537,341
Total liabilities and stockholders' equity	$	776,012

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue		
Brokerage commissions	$	1,229,477
Realized gain on closed securities positions		292,344
Net change in unrealized (loss) on open securities positions		(195,440)
Interest		4,881
Other		1,757
Total revenue	$	1,333,020
Expenses		
Compensation and related benefits	$	623,223
Professional fees		226,393
Rent and occupancy		178,127
Quotes		159,532
Office		62,332
Dues and subscriptions		49,647
Commissions to salespersons		47,178
Travel and entertainment		44,123
Advertising		48,290
Communications		30,761
Exchange membership lease		28,754
Depreciation and amortization		5,818
Interest		1,390
Other		47,116
Total expenses:	$	1,552,683
Net (loss)	$	(219,663)

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings (Deficit)	Subscriptions Receivable	Total
Balance, December 31, 2001	$ 1,000	$ 389,089	$ -	$ 390,089
Issuance of common stock	400,000	-	-	400,000
Additional capital contributed	366,000	-	(61,000)	305,000
Dividend distributions to stockholders	-	(338,085)	-	(338,085)
Net loss for period	-	(219,663)	-	(219,663)
Balance, December 31, 2002	$ 767,000	$ (168,659)	$ (61,000)	$ 537,341

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Provided by (Applied to) Operating Activities:		
Net (loss)		$ (219,663)
Adjustments to reconcile net (loss) to net increase (decrease) in cash provided by operating activities:		
Depreciation and amortization	$ 5,818	
Net change in:		
Receivable from other broker-dealers	(342,204)	
Securities owned	151,799	
Accounts receivable	(18,922)	
Receivable from stockholder	(86,141)	
Securitiy deposit	(8,333)	
Options on securities sold, not yet purchased	(2,080)	
Compensation and benefits payable	190,694	
Accounts payable and accrued expenses	(6,233)	
Loan payable	(4,292)	
Illinois replacement tax payable	(2,000)	
Total adjustments		(121,894)
Net cash (applied to) operating activities		$ (341,558)
Cash Provided by (Applied to) Investing Activities:		
Equipment purchased	$ (7,863)	
Net cash (applied to) financing activities		$ (7,863)
Cash Provided by (Applied to) Financing Activities:		
Issuance of common stock	$ 400,000	
Additional capital contributed	366,000	
Subscriptions receivable	(61,000)	
Dividend distributions to shareholder	(338,085)	
Net cash provided by financing activities		$ 366,915
Increase in cash		$ 17,494
Cash at December 31, 2002		$ 81,995
Cash at December 31, 2002		$ 99,489

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instuments purchased with a maturity of one year or less to be cash equivelents.

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC)
(an Illinois Corporation)
SCHEDULE OF INVESTMENTS
December 31, 2002

	# of Shares	Securities Market Value
	LONG	LONG
COMMON STOCKS-USA		
Banctrust Financial Group, Inc.	200	2,220
AOL Time Warner Inc.	500	6,550
Most Home Corp	223,000	49,039
Human Genome Sciences Inc.	100	881
Esperion Therapeutics, Inc	500	3,508
Gilear Sciences Inc.	100	3,424
Intel Corp	1,200	11,688
Williams Cos, Inc.	5,000	13,500
Scientific Games Corp, Class A	200	1,452
TOTAL		$ 92,263
Total long market value (cost $106,026)		$ 92,263

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS

Caris & Company, Inc., (the "Company"), was originally incorporated as American Options Services, Inc. in the state of Illinois on September 22, 1998. On January 28, 2002, the Company changed its name to Caris & Company, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Chicago Board Options Exchange ("CBOE"). The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Commission ("CFTC") and is a member of and the National Futures Association ("NFA"). The Company's income is primarily derived from commission income earned from securities transactions of customers it introduces and the speculative trading of securities for its proprietary trading account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Proprietary and customers' securities transactions and the related income and brokerage clearing expenses, are recorded on a trade date basis, which is the date that the transactions occur. The Company does not carry any customer accounts. Trades for customers are carried on a fully-disclosed basis through Correspondent Services Corporation, Weehawken, NJ and FiServ Securities, Inc., Philadelphia, PA.

Securities
Securities transactions are recorded on the trade date, which is the date that the transaction occurred. The resulting profit or loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Outstanding securities positions are valued at quoted or market value based upon the respective exchange closing prices and the resulting unrealized gains or losses are reflected in income.

Depreciation
Depreciation is computed primarily on a straight-line basis over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LOANS PAYABLE

Loan payable represents the Company's obligations under a retail installment contract for a vehicle, which matures on February 9, 2003. The loan bears interest at an annual rate of 8.75% and is secured by the related vehicle.

NOTE 3 - COMMITMENTS

The Company has entered into lease agreements for office space that expires at various times through February 28, 2007. The minimum annual rentals at December 31, 2002 are approximately as follows:

2003	$227,000
2004	202,000
2005	123,000
2006	105,000
2007	17,000
Total	$ 674,000

The Company is also obligated for additional rentals based upon increases in the operating expenses and taxes, as defined in the underlying lease agreement. Rental expense for the period ended December 31, 2002 was approximately $178,000.

NOTE 4 - INCOME TAXES

The Company has elected to be treated as an "S Corporation" as provided under the Internal Revenue Code. Accordingly, for income tax reporting purposes, the individual shareholder of the Company reports income. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2002 the Company had net capital requirements and net capital of $100,000 and $369,099, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 6 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by other brokers/dealers on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account that introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

In addition, the Company is involved in the speculative trading of securities, including proprietary margin accounts, which carries substantial risks. The Company sometimes participates in the trading if short securities positions that it does not own. When the Company participates in short selling, it is obligated to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CARIS & COMPANY, INC. **as of December 31, 2002**
(FORMERLY AMERICAN OPTION SERVICES, INC.)

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	537,341	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					537,341	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	537,341	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	112,719	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges			3600			
	D. Other deductions and/or charges			3610		(112,719)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	424,622	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities		55,523	3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		(55,523)	3740
10.	Net Capital				$	369,099	3750

<u>Non-allowable assets</u>:

Receivable from stockholder		86,141
Security deposit		8,333
Automobile,furniture, equipment, (net of accumulated depreciation		18,095
Other assets		150
Total	$	112,719

<u>Reconciliation between unuadited and audited Net Capital Computation</u>

Net capital per unaudited FOCUS Report Part 11A	$	388,109
Cash		1,972
Unsettled brokerage transactions		(14,197)
Other receivables		12,000
Other assets		(150)
Accounts payable and accrued expenses		(20,965)
Loan payable		2,736
Haircuts on other securities		(20,102)
Undue concentration		19,696
Net capital per audited financial statements	$	369,099

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CARIS & COMPANY, INC. **as of December 31, 2002**
(FORMERLY AMERICAN OPTION SERVICES, INC.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	15,912	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14.	Excess net capital (line 10 less 13)	$	269,099	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	345,232	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	238,672	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	238,672	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	64.66%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTION SERVICES, INC.)
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AND

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2002

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See independent auditors' report.

NFA

CARIS & COMPANY, INC.
(FORMERLY AMERICAN OPTIONS SERVICES, INC.)
NFA SUPPLEMENTAL SCHEDULE-IB
December 31, 2002
NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are requires by NFA but are not provided for on the Form 1-FR. All IB's (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the space provided.

A) Capital requirements and restrictions See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$100,000		$120,000		$120,000
B Calculation based on branch offices Number of branch offices =	2	x $6,000	12,000	x$7,200	14,400	x$7,200	14,400
C Calculation based on associated persons Number of associated persons =	20	x $3,000	60,000	x$3,600	72,000	x$3,600	72,000
D Securities broker\dealers per SEC 15c3-1							
Enter the greatest of A - D			$100,000		$120,000		$120,000
				+ Subordinated debt maturing in next 6 mos.		+ Subordinated debt maturing in next 6 mos.	
				+Expected capital withdrawals in next 6 mos.		+Expected capital withdrawals in next 6 mos.	
				Total	$120,000	Total	$120,000

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here

		Ownership equity	$537,341
Ownership equity	537,341	+Total subordinated debt	
+Qualifying subordinated debt		-Excess net capital	
= Equity Capital	$537,341	= Required total	$537,341

Equity Capital/Required Total 100.00%

See Independent Auditors' Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Caris & Company, Inc.
(Formerly American Option Services, Inc.)
Chicago, Illinois

We have examined the financial statements of Caris & Company, Inc. (formerly American Option Services, Inc.) ("the Company"), for the year ended December 31, 2002, and issued our report thereon dated March 24, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

> The rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission require the Company to maintain its books and records on the accrual basis of accounting as prescribed under generally accepted accounting principles. During the period, we noted that certain unsettled trades, receivables and payables were not properly accrued for on a monthly basis. However, nothing came to our attention to indicate that the exclusion of these accruals would have caused the Company's adjusted net capital to be below its minimum requirements. Nevertheless, we recommend that the Company's books and records, as well as its financial reporting be prepared on the accrual basis of accounting which would include all accrued income and expenses. Please note that certain of these items were previously brought to your attention in our report dated January 31, 2002

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
March 24, 2003